September 24, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Andi Carpenter, Anne McConnell

Re:	Gibraltar Industries, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Response Dated August 16, 2024
File No. 000-22462

Dear Ms. Carpenter:

We are submitting this letter in response to the comment provided in your letter addressed to Timothy F. Murphy dated September 17, 2024. For your convenience, the Staff’s comment is set forth in bold italics followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations; Critical Accounting Estimates
Revenue Recognition on Contracts with Customers, page 29

1.We have reviewed your response to prior comment 1; however, we note you identified Revenue Recognition on Contracts as a Critical Accounting Estimate (CAE) in MD&A and your auditor identified it as a Critical Audit Matter in their audit report. We also note disclosures related to CAEs are meant to supplement, but not duplicate, descriptions of accounting policies provided in the notes to the financial statements. Rather, Item 303(b)(3) of Regulation S-K requires that for each critical accounting estimate that involves a significant level of estimation uncertainty and had or is reasonably likely to have a material impact on financial condition or results of operations, you provide qualitative and quantitative information necessary to understand the estimation uncertainty and its impact on the financial statements, including how much the estimate changed during the periods presented. Based on the information provided in your response letter and the above requirements, please revise future filings to disclose and discuss the impact of favorable and unfavorable changes in contract estimates and estimated contract losses during each period presented, since it appears to us they had and are reasonably likely to have a material impact on your results of operations. In

United States Securities and Exchange Commission
September 24, 2024

addition, if accurate and in order to comply with the requirements of ASC 250-10-50-4, please revise the notes to your financial statements in future filings to disclose that there were no changes in estimates related to any individual contract that materially impacted your financial statements during the periods presented.

Response

The Company acknowledges the Staff’s comment. In its future filings, the Company will disclose and discuss the impact of favorable and unfavorable changes in contract estimates and estimated contract losses during each period presented. In addition, in its future filings, if accurate and in order to comply with the requirements of ASC 250-10-50-4, the Company will revise the notes to our financial statements to disclose that there were no changes in estimates related to any individual contract that materially impacted the Company’s financial statements during the periods presented.

We trust that the foregoing fully responds to the Staff’s comment. Should you have any questions or comments regarding the responses in this letter, please feel free to contact me at (716) 826-6500.

Respectfully submitted,

/s/ Joseph A. Lovechio
Joseph A. Lovechio
Vice President and Chief Financial Officer